UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2004

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                                 to

Commission file number 1-8038

KEY ENERGY SERVICES, INC. 401(k) SAVINGS AND RETIREMENT PLAN

(Full title of the plan and the address of the plan,
if different from that of the issuer named below)

KEY ENERGY SERVICES, INC.

1301 McKinney Street, Suite 1800

Houston, Texas 77010

(Name of Issuer of the securities held pursuant to the plan
and the address of its principal executive office)

REQUIRED INFORMATION

The audited statements of Net Assets Available for Benefits as of December 31, 2004 and 2003, and the related statements of Changes in Net Assets Available for Benefits for each of the years then ended shall be filed within 180 days after December 31, 2004.  The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA).

EXHIBIT

Designations	Description	Method of Filing

Exhibit 23.1	Consent of Clifton Gunderson LLP	Filed with this Report

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Key Energy Services, Inc. 401(k) Savings and Retirement Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KEY ENERGY SERVICES, INC. 401(k) SAVINGS AND RETIREMENT PLAN

Date:	June 27, 2005	By:	/s/ Kim Clarke
Kim Clarke
Vice President Chief People Officer

KEY ENERGY SERVICES, INC.
401(k) SAVINGS AND RETIREMENT PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits
Statements of Changes in Net Assets Available for Benefits

Summary of Significant Accounting Policies

Notes to Financial Statements

SUPPLEMENTAL INFORMATION

Schedule H Line 4i - Schedule of Assets (Held at End of Year)
Schedule H Line 4j - Schedule of Reportable Transactions

EXHIBIT

Consent of Independent Auditor

Report of Independent Registered Public Accounting Firm

The Trustees

Key Energy Services, Inc.
401(k) Savings and Retirement Plan

Midland, Texas

We have audited the accompanying statements of net assets available for benefits of Key Energy Services, Inc. 401(k) Savings and Retirement Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2004 and 2003 and the changes in its net assets available for benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplemental schedules are presented for the purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan’s management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion are presented fairly, in all material respects, in relation to the basic financial statements taken as a whole.

Clifton Gunderson LLP

Amarillo, Texas
April 13, 2005

KEY ENERGY SERVICES, INC. 401(k) SAVINGS AND RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2004 and 2003

	2004	2003
CASH IN TRANSIT
Participant directed	$55,570,214	$—
Nonparticipant directed	4,415,672	—

Total cash in transit	59,985,886	—

RECEIVABLES
Sponsor contributions	391,709	133,669
Participant contributions	642,507	246,957

Total receivables	1,034,216	380,626

INVESTMENTS AT FAIR VALUE
Participant-directed:
Guaranteed investment contract	—	19,938,294
Pooled separate accounts	—	28,735,044
Nonparticipant directed:
Key Energy Employer Stock Fund	8,203,551	8,168,840

Total investments, at fair value	8,203,551	56,842,178

PARTICIPANT LOANS	4,501,016	4,008,436

Total assets	73,724,669	61,231,240

LIABILITIES	178,491	73,063

NET ASSETS AVAILABLE FOR BENEFITS	$73,546,178	$61,158,177

These financial statements should be read only in connection with the accompanying summary of significant accounting

policies and notes to financial statements.

KEY ENERGY SERVICES, INC. 401(k) SAVINGS AND RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS

AVAILABLE FOR BENEFITS

Years Ended December 31, 2004 and 2003

	2004			2003
	Participant Directed	Nonparticipant Directed	Total	Participant Directed	Nonparticipant Directed	Total
ADDITIONS
Investment income:
Net appreciation in fair value of investments	$3,197,316	$1,227,066	$4,424,382	$5,787,975	$897,255	$6,685,230
Investment interest and dividends	794,706	3,069	797,775	781,638	8,399	790,037

Investment income	3,992,022	1,230,135	5,222,157	6,569,613	905,654	7,475,267
Contributions:
Sponsor	65,943	5,726,269	5,792,212	2,322	2,551,888	2,554,210
Participants	10,343,565	220,752	10,564,317	8,113,908	469,746	8,583,654

Total contributions	10,409,508	5,947,021	16,356,529	8,116,230	3,021,634	11,137,864

Total additions before transfers	14,401,530	7,177,156	21,578,686	14,685,843	3,927,288	18,613,131

TRANSFERS
Other transfers, net	811,479	(811,479)	—	277,663	(277,663)	—

Total transferred assets	811,479	(811,479)	—	277,663	(277,663)	—

Total additions	15,213,009	6,365,677	21,578,686	14,963,506	3,649,625	18,613,131

DEDUCTIONS
Benefits paid to participants	7,443,332	1,637,300	9,080,632	5,355,378	962,506	6,317,884
Third-party administrator charges	90,098	19,955	110,053	121,034	24,463	145,497

Total deductions	7,533,430	1,657,255	9,190,685	5,476,412	986,969	6,463,381

Net increase in net assets available for benefits	7,679,579	4,708,422	12,388,001	9,487,094	2,662,656	12,149,750

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	52,855,667	8,302,510	61,158,177	43,368,573	5,639,854	49,008,427

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$60,535,246	$13,010,932	$73,546,178	$52,855,667	$8,302,510	$61,158,177

These financial statements should be read only in connection with the accompanying summary of significant accounting

policies and notes to financial statements.

KEY ENERGY SERVICES, INC. 401(k) SAVINGS AND RETIREMENT PLAN

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

December 31, 2004 and 2003

BASIS OF PRESENTATION

The accompanying financial statements of Key Energy Services, Inc. 401(k) Savings and Retirement Plan (the Plan) have been prepared using the accrual method of accounting.

INVESTMENTS

Effective January 1, 2005, JPMorgan Chase Bank will assume the responsibilities as Trustee and will accept all assets except amounts allocated to the Key Energy Stock Fund.  All trust assets, with the exception of the Key Energy Stock fund, were liquidated on December 31, 2004 for immediate transfer to JPMorgan Chase Bank.  The Key Energy Stock Fund will be transferred in-kind to LaSalle Bank. JPMorgan Retirement Plan Services will assume the third-party administrative duties for the Plan effective January 1, 2005.

During 2004, the Plan’s investments were held by Prudential Bank & Trust Company, FSB (formerly CIGNA) as trustee for the Plan. In 2004 and 2003, the Plan’s investment options included Key Energy Services, Inc. (the Plan Administrator and Sponsor) common stock and investment contracts with Prudential Retirement Insurance & Annuity Company (Prudential).  Prior to April 2004, participants could direct a portion of their account to be invested in Sponsor common stock.  Part of the investments in Sponsor common stock are not participant directed and it is not administratively feasible to separate these investments; therefore, investments in Sponsor common stock are all reported as nonparticipant directed investments.  Investments in Sponsor common stock are stated at fair value, as determined by quoted market prices, in the accompanying financial statements.

In April 2004, employee and employer contributions and transfers into the Sponsor common stock were suspended due to the delayed filing of the Sponsor’s annual financial report with the United States Securities and Exchange Commission.  All subsequent nonparticipant directed contributions were directed to the Balanced I, Wellington Management Fund.

Participants may direct investment of their account to a variety of investment contracts. Assets invested in the Prudential Guaranteed Income Account were maintained in Prudential’s general account.  Prudential credited the account with earnings on the underlying investments and charged the account for participant withdrawals and administrative expenses.  The contract is included in the accompanying financial statements at fair value as reported to the Plan by Prudential.  Fair value is deemed to approximate contract value, which represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses.  Participants may ordinarily direct withdrawal or transfer all or a portion of their investment at contract value; however, Prudential has the right to defer such withdrawals or transfers.  There are no reserves against contract value for credit risk of the contract issuer or otherwise.  The average yield and interest rates were approximately 2.90% and 2.88% for 2004 and 2003, respectively.  The crediting interest rate is based on a formula agreed upon with the issuer and is adjusted on a semi-annual basis to reflect market conditions.

Other investment contract investment options included various Prudential pooled separate accounts (PSAs). The only amounts that Prudential allows to be allocated to these PSAs were amounts contributed in accordance with the terms of pension or profit sharing plans qualified under section 401 of the IRC, as amended, governmental plans as defined in section 414(d) of the

IRC, as amended, or eligible deferred compensation plans as defined in section 457 of the IRC, as amended.  Assets allocated to the PSAs were segregated from Prudential’s other assets and were subject only to the claims of contracts participating in each PSA.  Any transfer, distribution or disbursement from these PSAs may be delayed for a period of up to thirty days, if there is a negative cash flow into the PSA, considering all contracts with funds in the PSA on that valuation date.

Certain of these PSAs invest primarily either in publicly issued bonds or common stocks of domestic or non-United States companies, other types of equity securities or in debt-types of securities.  Such assets may, however, be invested in any investment which Prudential deems to be permissible, in its sole discretion, under applicable law.  Any income, gains or losses, realized or unrealized, from the assets in these PSAs were credited to or charged against said PSA without regard to the other income, gains or losses of Prudential.  These PSAs were divided into units of participation.  The value of a unit of participation was determined by Prudential daily and is equal to the market value of the account, determined by Prudential based on its established procedures for valuing assets, divided by the total number of units of participation.

Other PSAs invested in shares of underlying mutual funds sponsored and advised by investment companies not related to Prudential.  In addition, from time to time, Prudential may invest such assets in short-term money market instruments, cash or cash equivalents.  Any income, gains or losses, realized or unrealized, from the assets in these PSAs were credited to or charged against that PSA without regard to the other income, gains or losses of Prudential.  These PSAs were divided into units of participation.  The value of a unit of participation was determined by Prudential daily and was based on the market value of the assets in the PSA at the close of Prudential’s business on that day, divided by the total number of units of participation.  The market value of the investments in these PSAs was determined by the net asset value (NAV) of the shares plus the value of any dividends and capital gain distributions.

PAYMENT OF BENEFITS

Benefits are paid when due and recorded when paid.

ADMINISTRATIVE COSTS

Certain administrative services and the use of office fixtures and equipment are provided to the Plan by the Sponsor and no provision for these costs are included in the accompanying financial statements.  All other administrative expenses are recognized when incurred.

USE OF ESTIMATES

The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

This information is an integral part of the accompanying financial statements.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE 1 - DESCRIPTION OF THE PLAN

The following description of the Plan is provided for general information.  Participants should refer to the Plan document for more complete information concerning the Plan’s provisions.

General

The Plan is a contributory, defined contribution plan covering substantially all employees of the Sponsor.  It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

Participants may contribute up to 100% of their eligible considered compensation annually. Eligible considered compensation, as defined in the Plan, is the participant’s pretax compensation less any contributions to any cafeteria plan or other deferred compensation plans, garnishments, and withholdings for applicable payroll taxes.  Participants may also contribute amounts representing distributions from other qualified plans.  Participants direct the investment of their contributions into various investment options offered by the Plan.  In 2004, the Plan offered 22 investment options, including the Key Energy Employer Stock Fund, which invests in Sponsor common stock.  The Sponsor contributed 100% of the first 4% and 3% for 2004 and 2003, respectively, of eligible compensation that a participant contributed to the Plan.  The Sponsor’s matching contribution was invested in the Key Energy Employer Stock Fund through April 1, 2004 and in the Balanced I/Wellington Management Fund from April 1, 2004 through December 31, 2004.  Additional profit sharing amounts may be contributed at the option of the Sponsor’s board of directors and are invested in a portfolio of investments as directed by the Participant.  Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Sponsor’s contributions and earnings on the participant’s account investments. Sponsor contribution allocations are based on pro rata participant compensation.

Vesting

Participants are always vested in their contributions and earnings thereon. Participants vest in the Sponsor’s contribution portion of their accounts (including earnings thereon) based on years of continuous service within a 4-year graded vesting schedule.

Participant Loans

Participants may borrow a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.  The loans are secured by the balance in the participant’s account and bear interest at rates that range from 5% to 11.5%, which are commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, disability or retirement, a participant will receive a lump-sum amount equal to the value of the participant’s vested interest in his or her account. A participant may receive the value of the vested interest in his or her account as a lump-sum distribution upon termination for other reasons.

Forfeited Accounts

At December 31, 2004 and 2003 forfeited non-vested accounts totaled $138,267 and $117,503, respectively. Forfeitures are available to reduce administrative expenses and future employer contributions and were used as follows:

	2004	2003

Administrative expenses	$12,326	$54,583

Employer contributions	$109,346	$63,848

Plan Amendments

Effective January 1, 2004, the Sponsor contribution provisions of the Plan were changed to allow for Sponsor matching contributions of 100% of the first 4% of participant base compensation.  The new provisions also provide for the removal of the Sponsor contribution ceiling of $1,000.

Tax Status

The Internal Revenue Service (IRS) had determined and informed the Sponsor by a letter dated September 7, 2001, that the Plan and related Trust were designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan continues to be designed and operated in compliance with the applicable IRC requirements.

Termination

Although it has no intent to do so, the Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants would automatically become 100% vested in their Sponsor contributions.

NOTE 2 - INVESTMENTS

Components of the Plan’s investments are presented below.  Individual investments that represent five percent or more of the Plan’s net assets are separately identified with an asterisk (*).  Investments at fair value as determined by quoted market price are identified with “QMP.”  Investments at fair value as determined by Prudential in accordance with contract terms are identified with “Con.”  The Key Energy Stock Fund is nonparticipant directed; all other investments are participant directed.

		Fair Value Determined By	2004	2003

*	Stock Index Fund	Con	$—	$3,053,792
*	State Street Global Advisors
	Intermediate Bond Account	Con	—	3,178,278
*	Fidelity Advisor Growth Opportunities	Con	—	4,185,693
*	Balanced I-Wellington Management	Con	—	3,084,963
*	John A. Levin Large Cap Value	Con	—	2,763,304
	Other pooled separate accounts	Con	—	12,469,014

	Pooled separate accounts(1)	Con	—	28,735,044

*	Prudential Guaranteed Income Account	Con	—	19,938,294

	Insurance Contracts		—	48,673,338

*	Key Energy Employer Stock Fund	QMP	8,203,551	8,168,840
			$8,203,551	$56,842,178

(1)Pooled separate accounts invested exclusively in shares of mutual funds sponsored and advised by investment companies not related to Prudential are described by the name of that mutual fund in the table above.

During the years ended December 31, 2004 and 2003 participant directed investments (including gains and losses realized and unrealized) appreciated in value by $3,197,316 and $5,787,975, respectively.

During the years ended December 31, 2004 and 2003, non-participant directed investments, appreciated in value (including gains and losses realized and unrealized) by $1,227,066 and $897,255 respectively.

NOTE 3 - RELATED PARTY TRANSACTIONS

The Employer pays certain administrative expenses of the Plan. In addition, the Employer provides certain administrative services to the Plan at no cost.  These costs were not significant.

NOTE 4 - RISKS AND UNCERTAINTIES

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market, and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

This information is an integral part of the accompanying financial statements.

SUPPLEMENTAL INFORMATION

KEY ENERGY SERVICES, INC.

401(k) SAVINGS AND RETIREMENT PLAN**

SCHEDULE H LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2004

		(c)
	(b)	Description of investment
	Identify of issue,	including maturity date,		(e)
	borrower, lessor	rate of interest, collateral,	(d)	Current
(a)	or similar party	par or maturity value	Cost [1]	Value

*	Prudential Retirement Brokerage Services	Key Energy Employer Stock Fund		$8,203,551

		Loans to participants; interest rates between 5% and 11.5%; with various maturity dates		4,501,016

				$12,704,567

*                 An asterisk (*) in column (a) indicates a party-in-interest to the Plan.

**          Employer identification number (EIN) - 04-2648081
Plan number (PN) - 001

[1]          Cost information is omitted with respect to participant and/or beneficiary-directed transactions.

KEY ENERGY SERVICES, INC.

401(k) SAVINGS AND RETIREMENT PLAN*

SCHEDULE H LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

Year ended December 31, 2004

(a) Identity of party involved	(b) Description of asset (include interest rate and maturity in case of a loan)	(c) Purchase price	(d) Selling price	(e) Lease rental	(f) Expense incurred with transaction	(g) Cost of asset	(h) Current value of asset on transaction date	(i) Net gain or (loss)

Prudential	BalancedI/Well Management	—	8,458,214	—	—	8,349,766	8,458,214	108,448
Prudential	BalancedI/Well Management	4,305,286	—	—	—	4,305,286	4,305,286	—

*                 Employer identification number (EIN) - 04-2648081; Plan number (PN) - 001

EXHIBIT INDEX

Designations	Description

Exhibit 23.1	Consent of Independent Auditors